Inhibrx, Inc.

11025 N. Torrey Pines Road, Suite 200

La Jolla, CA 92037

November 8, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	Inhibrx, Inc.

Request for Withdrawal of Registration Statement on Form S-1

File No. 333-231907

Ladies and Gentlemen:

On June 3, 2019, Inhibrx, Inc., a Delaware corporation (the “Company”), filed a Registration Statement on Form S-1 (File No. 333-231907), as amended by Amendment No. 1 to Form S-1 filed on August 20, 2019 (together with the exhibits thereto, the “Registration Statement”), under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter.

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time. The Company reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act.

The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Please address any questions you may have to Jeremy D. Glaser or Melanie Ruthrauff Levy of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., 3580 Carmel Mountain Rd #300, San Diego, CA 92130, telephone number (858) 314-1500.

Thank you for your assistance with this matter.

Very truly yours,

By:	/s/ Mark Lappe
Mark Lappe, Chief Executive Officer

cc:

Securities and Exchange Commission

Tom Kluck

Coy Garrison

Jeffery Lewis

Kate Tillan

Inhibrx, Inc.

Leah Pollema

Kelly Deck

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jeremy D. Glaser

Megan N. Gates

Melanie Ruthrauff Levy